pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Claims in Good Standing

Vancouver BC,  August 25, 2016:  Pacific Booker Minerals Inc. is pleased to confirm that the minerals titles held by the Company that have been in good standing until September 2016 have been updated and are now in good standing until 2021.

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On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist,

Director

No regulatory authority has approved or disapproved the information contained in this news release.  This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions.  Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.